Exhibit 5

RESOLUTION OF THE BOARD OF DIRECTORS OF

INVERSIONES PREVISIONALES S.A.

The Board of Directors of Inversiones Previsionales S.A. (the “Company”) unanimously agreed on October 9, 2013 to grant a special power to Mr. Randal W. Haase such that he, in his individual capacity, may represent the Company before the U.S. Securities and Exchange Commission in connection with any filing, communication, presentation, request, registration or declaration as he may deem necessary or advisable before such U.S. regulatory authority.

The Board of Directors hereby resolves that the power conferred on Mr. Randal W. Haase shall be effective immediately and that all actions that he may take pursuant to and in accordance with such power are hereby ratified, without the need for further board action, in accordance with the law.

/s/ Randal W. Haase /s/ Pablo Iacobelli del Río

/s/ Ronald Michael Mayne-Nicholls Secul